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Filed Pursuant to Rule 424(b)(3)
File No. 333-186182

Distribution Reinvestment Plan
200,000,000 Shares

CORPORATE PROPERTY ASSOCIATES 17 — GLOBAL INCORPORATED

Prospectus Supplement No. 1 dated April 2, 2015
To the Prospectus dated January 24, 2013

        This prospectus supplement (the "Prospectus Supplement") is part of, and should be read in conjunction with, the prospectus of Corporate Property Associates 17 — Global Incorporated, dated January 24, 2013 (as amended or supplemented, the "Prospectus"). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Corporate Property Associates 17 — Global Incorporated upon request.

        We have established an Amended and Restated 2007 Distribution Reinvestment Plan, which we refer to as the Plan, designed to provide existing holders of shares of our common stock with an economical and convenient method to designate the cash distributions on all of their shares for reinvestment in additional shares through the Plan. Some of the significant features of the Plan are as follows:

  •
  Participants may purchase additional shares, if desired, by automatically reinvesting all of their cash distributions in shares at a per share purchase price equal to the most recently published estimated net asset value, or NAV, per share.

  •
  DST Systems, Inc. will serve as the administrator for the Plan. Shares will be purchased on behalf of participants in the Plan by the Plan administrator directly from us to fulfill requirements for the Plan.

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  You may join the Plan by signing and delivering an account update form, a transfer form or the enclosed authorization card to the Plan administrator. The forms are available on our website at www.cpa17global.com and can also be obtained by requesting one from our Investor Relations department.

  •
  Participation in the Plan is entirely voluntary, and participants may terminate their participation at any time and have their shares transferred out of the Plan account. Stockholders who do not choose to participate in the Plan will continue to receive cash distributions, as declared and paid, in the usual manner.

  •
  Cash distributions are still taxable even though reinvested. At the end of each year, we will provide you with a statement of distributions earned and tax withheld (Form 1099), if any, to assist you in preparing your tax return.

        All questions concerning the Plan should be directed to:

CORPORATE PROPERTY ASSOCIATES 17 — GLOBAL INCORPORATED
INVESTOR RELATIONS
50 ROCKEFELLER PLAZA
NEW YORK, NY 10020
1-800-WP CAREY

        An investment in our common stock entails certain material risks and uncertainties that should be considered. See Item 1A. Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 31, 2015.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 2, 2015

        You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should not assume that the information appearing in this prospectus or the documents incorporated by reference herein or therein is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

        You should read carefully the entire prospectus, as well as the documents incorporated by reference in this prospectus, before making an investment decision.

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CORPORATE PROPERTY ASSOCIATES 17 — GLOBAL INCORPORATED

SUMMARY INFORMATION

        We are a publicly owned, non-listed real estate investment trust, or REIT, that invests primarily in income-producing commercial properties and other real estate-related assets. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions and other factors. We earn revenue principally by leasing the properties we own to single corporate tenants, primarily on a triple-net leased basis, which requires the tenant to pay substantially all of the costs associated with operating and maintaining the property. As used in this prospectus, the terms "CPA®:17 — Global," "we," "us" and "our" include Corporate Property Associates 17 — Global Incorporated, its consolidated subsidiaries and predecessors, unless otherwise indicated.

        At December 31, 2014, our portfolio was comprised of our full or partial ownership interests in 365 fully-occupied properties, substantially all of which were triple-net leased to 115 tenants, and totaled approximately 36 million square feet. In addition, we own 71 self-storage properties and one hotel property for an aggregate of approximately 5 million square feet. We were formed as a Maryland corporation in 2007 and are managed by W. P. Carey Inc., or WPC, and its subsidiaries, or collectively, the advisor. WPC is a publicly-traded REIT listed on the New York Stock Exchange under the symbol "WPC."

        Our principal executive offices are located at 50 Rockefeller Plaza, New York, NY 10020 and our telephone number is (212) 492-1100.

RISK FACTORS

        Investment in our shares has risks. You should carefully consider the risks described in Item 1A. Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2014, as filed with the Securities and Exchange Commission, or the SEC, on March 31, 2015, or our 2014 Annual Report, and the other filings we make under the Securities Exchange Act of 1934, as amended, or the Exchange Act, from time to time, as well as other information in this prospectus before purchasing our shares. Item 1A. Risk Factors in our 2014 Annual Report is incorporated herein by reference. Each of the risks described could materially adversely affect our business, financial condition, results of operations, or ability to make distributions to our stockholders. In such case, you could lose all or a portion of your original investment.

SUMMARY DESCRIPTION OF THE PLAN

Purpose of the Plan

        The primary purpose of the Plan is to provide current holders of shares with an economical and convenient method of increasing their investment in CPA®:17 — Global by investing cash distributions in additional shares at a per share price equal to the most recently published NAV per share) WITHOUT PAYMENT OF ANY BROKERAGE COMMISSION or service charge. As shares are purchased under the Plan, we will receive additional funds for general corporate purposes.

        The following questions and answers will provide you with a description of the Plan and how it works. If you do not participate in the Plan, you will receive cash distributions, as declared and paid, in the usual manner.

Participation

1.
WHO IS ELIGIBLE TO ENROLL AND PARTICIPATE IN THE PLAN?

        If you hold any shares of CPA®:17 — Global common stock registered in your name on the records of our transfer agent, DST Systems, Inc., or DST, and you meet applicable suitability standards, you may enroll and participate in the Plan.

        Stockholders who are citizens or residents of a country other than the United States, its territories or possessions should make certain that their participation does not violate local laws governing such things as taxes, currency and exchange controls, stock registration and foreign investments.

2.
HOW DOES AN ELIGIBLE STOCKHOLDER PARTICIPATE?

        To enroll in the Plan, you must sign an account update form, a transfer form or the enclosed authorization card and mail it to DST, the agent for each participant in the Plan. If your shares are registered in more than one name (e.g., joint tenants, trustees, etc.), all registered holders must sign the form or authorization card. You may obtain an account update form, a transfer form or an authorization card at any time by contacting our Investor Relations Department or online at www.cpa17global.com. Stockholders who wish to participate in the Plan may purchase shares through the Plan only after receipt of a prospectus relating to the Plan, which prospectus may also relate to a concurrent public offering of shares by us.

3.
WHEN MAY AN ELIGIBLE STOCKHOLDER JOIN THE PLAN?

        As an eligible stockholder, you may join the Plan at any time. Participation will begin with the first distribution after the completed form or authorization card designating the reinvestment of distributions is received by DST, provided there is sufficient time for processing prior to the record date for that distribution. To ensure participation, your form should be received by DST by the 15th day of the month preceding the month in which we pay a distribution. Our distributions are expected to be paid on or about the 15th of January, April, July and October unless that date is not a business day (such as a Sunday), in which case they are usually paid on the nearest business day. The distribution record date normally precedes the payment date by approximately two weeks.

Distribution Reinvestment

4.
WHEN WILL DISTRIBUTIONS BE REINVESTED TOWARD THE PURCHASE OF ADDITIONAL SHARES?

        The distributions on our common stock are expected to be paid on or about the 15th of January, April, July and October. DST will make every reasonable effort to reinvest distributions on the day the cash distribution is paid (except where necessary to comply with applicable securities laws) by purchasing on your behalf newly issued shares directly from CPA®:17 — Global. If, for any reason beyond the control of DST, reinvestment of the distributions cannot be completed within 30 days after the applicable distribution payment date, your funds held by DST will be distributed to you.

5.
HOW WILL REINVESTMENT PURCHASES BE MADE?

        All shares purchased by you under the Plan will be newly-issued shares purchased directly from CPA®:17 — Global. The number of shares to be purchased by you through a reinvestment purchase will depend upon the amount of the distributions being reinvested and the most recently published NAV per share of our common stock. DST will purchase on your behalf as many whole shares and fractional shares (computed to three decimal places) as can be purchased with that amount of distributions.

6.
HOW WILL THE PRICE OF SHARES PURCHASED THROUGH THE PLAN BE DETERMINED?

        The per share price of shares purchased from us through the Plan will be equal to the most recently published NAV per share, rounded to the nearest whole cent. Our NAV will generally be determined by relying in part on an estimate of the fair market value of our real estate provided by a third party, adjusted to give effect to the estimated fair value of mortgages encumbering our assets (also provided by a third party) as well as other adjustments, subtracting the total amount of all liabilities and dividing the difference by the total number of outstanding shares. Our NAV will be based on a number of variables, including, without limitation, discount rate, individual tenant credits, lease terms, lending credit spreads, foreign currency exchange rates and tenant defaults, among others. The advisor will typically determine an NAV annually; however, it may do so more frequently under certain circumstances. Fair market value will vary from time to time and will not necessarily be equal to the NAV per share of our common stock. There can be no assurance that a stockholder would realize the NAV per share if we were to liquidate or engage in another type of liquidity event today.

7.
WILL SHARES ACQUIRED THROUGH THE REINVESTMENT OF DISTRIBUTIONS BE SUBJECT TO DISTRIBUTION REINVESTMENT?

        Yes. All distributions paid on shares acquired through the Plan will be reinvested in shares of common stock pursuant to the Plan. The distributions paid on such shares will continue to be reinvested unless you elect to have them paid in cash by changing your investment option.

8.
MAY I ENROLL LESS THAN ALL OF THE SHARES I OWN IN THE PLAN?

        No. To enroll, you must include all of the shares you own in the Plan.

Costs

9.
WHAT COSTS ARE ASSOCIATED WITH INVESTMENTS THROUGH THE PLAN?

        You are not charged and we will not pay brokerage commissions, selling commissions or dealer manager fees in connection with purchases under the Plan. CPA®:17 — Global will pay costs associated with the administration of the Plan.

Ownership of Shares

10.
HOW IS OWNERSHIP OF SHARES PURCHASED THROUGH THE PLAN RECORDED?

        All shares of our common stock that you purchase through the reinvestment of distributions are recorded in your name on our books.

Sale of Plan Shares

11.
CAN THE SHARES HELD IN THE PLAN BE SOLD?

        You may sell the shares held in the Plan at any time, subject to any restrictions we may impose on the sale of shares to protect our qualification as a REIT. There is no active trading market for our shares and it may be difficult for you to sell them quickly. We have adopted a redemption plan for our shares that may be available to you. To redeem any shares pursuant to our redemption plan, you must have held shares purchased from us for at least one year, except in certain special circumstances, including death, qualified disability or receipt of long-term care. All redemptions are subject to the significant conditions and limitations in our redemption plan and the discretion of our board of directors to change, suspend or terminate the redemption plan for any reason without giving you advance notice.

Issuance of Stock Certificates

12.
WILL STOCK CERTIFICATES BE ISSUED FOR SHARES PURCHASED?

        No stock certificates will be issued because we do not issue stock certificates. The number of shares you hold in the Plan will be shown on your regular account statement.

Termination of Plan Participation

13.
HOW DO I TERMINATE MY PARTICIPATION IN THE PLAN?

        In order to terminate participation in the Plan, you must notify DST in writing. To be effective on a distribution payment date, the notice of termination must be received by DST at least 15 days before that distribution payment date. After DST receives such notice, distributions will be sent to you, as declared and paid, in the usual manner. DST, as agent for CPA®:17 — Global, may also terminate any participant's account at any time by notice in writing mailed to the participant.

14.
WHEN WILL A TERMINATION NOTICE BE EFFECTIVE?

        A termination notice will be effective upon receipt by DST, provided such notice is received not later than the 15th day of the month preceding the month in which the next distribution is paid.

15.
HOW ARE SHARES DISTRIBUTED UPON TERMINATION OF THE PLAN?

        Your shares held under the Plan will be recorded on the books of CPA®:17 — Global and will continue to be reflected on our books after termination of the Plan. We do not issue stock certificates.

Tax Consequences

16.
WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN?

        The reinvestment of distributions does not relieve you of U.S. federal income tax that may be payable on such distributions. Generally, a stockholder whose distributions are reinvested in our common stock purchased from us will be treated for U.S. federal income tax purposes as having received a distribution from us with respect to our common stock equal to the fair market value of our common stock credited to the stockholder's Plan account on the date the distributions are reinvested. Fair market value will vary from time to time and will not necessarily be equal to the NAV per share of our common stock. In no event, however, shall fair market value be in excess of the NAV per share of our common stock.

        The income tax consequences for participants who do not reside in the United States may vary from jurisdiction to jurisdiction.

        If you are considering participation in the Plan, we urge you to consult your tax advisors regarding the specific tax consequences (including the U.S. federal, state and local tax consequences) that may result from your participation in the Plan and of potential changes in applicable tax laws.

17.
HOW ARE U.S. FEDERAL TAX WITHHOLDING PROVISIONS APPLIED TO STOCKHOLDERS WHO PARTICIPATE IN THE PLAN?

        If you are a U.S. stockholder and you fail to provide certain required U.S. federal income tax certifications, distributions on our common stock and proceeds from the sale of shares held for your account may be subject to U.S. federal backup withholding tax, currently at the rate of 28%.

        If you are a non-U.S. stockholder whose distributions are subject to U.S. federal tax withholding (generally at a rate of 30% or a lower treaty rate), the appropriate amount will be withheld and the balance will be used to purchase additional shares.

18.
WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN FOR TAX-EXEMPT STOCKHOLDERS?

        Tax-exempt stockholders, including individual retirement accounts, or IRAs, Keogh Plans, 401(k) plans, and charitable remainder trusts, generally will not be subject to U.S. federal income tax on our distributions, including distributions reinvested under the Plan. However, if a tax-exempt stockholder borrows to acquire shares, it may be subject to U.S. federal income tax on our distributions.

Plan Administration

19.
HOW WILL THE PLAN BE ADMINISTERED?

        DST, our transfer agent, or a successor selected by us, will administer the Plan for participants, keep records, send statements of account to participants, answer participants' questions regarding the administration of the Plan and perform other duties related to the Plan.

20.
WHOM SHOULD I CONTACT FOR ANSWERS TO QUESTIONS REGARDING THE PLAN?

        All inquiries regarding the Plan should be sent to:

CORPORATE PROPERTY ASSOCIATES 17 — GLOBAL INCORPORATED
INVESTOR RELATIONS
50 ROCKEFELLER PLAZA
NEW YORK, NY 10020
1-800-WP CAREY

21.
WHAT KIND OF REPORTS WILL BE SENT TO PARTICIPANTS IN THE PLAN?

        As soon as practicable after each purchase, DST will provide to you an account statement showing the cash distribution, the number of shares purchased with the cash distribution and the year-to-date and cumulative cash distributions paid. These statements are your continuing record of current activity and should be retained for tax purposes. In addition, each participant will receive all communications sent to every other stockholder.

Additional Information

22.
HOW WILL MY SHARES PURCHASED THROUGH THE PLAN BE VOTED AT STOCKHOLDERS' MEETINGS?

        Whole shares purchased through the Plan will be voted as you direct. Each participant will receive a proxy voting card for the total of their shares in CPA®:17 — Global, including whole shares held in the Plan. Fractional shares will not be voted.

23.
WHAT ARE THE LIABILITIES OF CPA®:17 — GLOBAL AND DST UNDER THE PLAN?

        Neither CPA®:17 — Global nor DST shall have any responsibility or liability as to the value of our shares or any change in the value of the shares acquired for any participant's account. Neither CPA®:17 — Global nor DST shall be liable under the Plan for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims of liability (1) arising out of failure to terminate the participant's account upon such participant's death prior to receipt of notice in writing of such death or (2) with respect to the prices at which shares are purchased or sold for the participant's account and the times such purchases or sales are made. Notwithstanding the foregoing, liability under the U.S. federal securities laws cannot be waived. Similarly, CPA®:17 — Global and DST have been advised that, in the opinion of certain state securities commissioners, indemnification is also considered contrary to public policy and therefore unenforceable.

24.
MAY THE PLAN BE AMENDED, SUPPLEMENTED, SUSPENDED OR TERMINATED?

        We reserve the right to amend, supplement or terminate the Plan upon prior written notice. Any amendment or supplement will be effective as to a participant unless, prior to its effective date, DST receives written notice of termination of the participant's account. We may suspend the Plan at any time without notice to the participants.

25.
WHAT LAW GOVERNS THE PLAN?

        The Plan and the form or authorization card signed by each participant (which is deemed to be a part of the Plan) and each participant's account shall be governed by and construed in accordance with the laws of the State of Maryland; provided, that the foregoing choice of law will not restrict the application of any state's securities laws to the sale of shares to its residents or within such state.

USE OF PROCEEDS

        The net proceeds from the sale of the common stock offered pursuant to the Plan and purchased from us will be used for general corporate purposes of CPA®:17 — Global, including the repurchase of shares pursuant to our redemption plan from time to time.

PLAN OF DISTRIBUTION

        We are offering a maximum of 200,000,000 shares to our current stockholders through the Plan. We cannot predict at this time the number of shares that will be sold. Shares will be purchased pursuant to the Plan directly from us. The price of the shares purchased directly from us through the Plan will be equal to the most recently published NAV per share of our common stock, rounded to the nearest whole cent. Our NAV will generally be determined by our advisor relying in part on an estimate of the fair market value of our real estate provided by a third party, adjusted to give effect to the estimated fair value of mortgages encumbering our assets (also provided by a third party) as well as other adjustments, subtracting the total amount of all liabilities and dividing the difference by the total number of outstanding shares.

        There are no direct expenses to participants for the administration of the Plan. Administrative fees related to the purchase of shares through the Plan will be paid by us. We do not pay selling commissions, dealer manager fees or any other form of underwriting compensation for purchases of shares through the Plan.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

        Indemnification is provided for in our charter, and such provisions are incorporated herein by reference. Except as set forth below, our charter limits the personal liability of our directors and officers to us and our stockholders for monetary damages and provides that a director or officer will be indemnified (including the payment or reimbursement of reasonable expenses in advance of final disposition of a proceeding). Our charter provides that our directors, our advisor and their respective affiliates will be indemnified by us for losses suffered by them and held harmless for losses suffered by us only if all of the following conditions are met: (a) the directors, the advisor or their affiliates have determined, in good faith, that the course of conduct which caused the loss or liability was in our best interest, (b) the directors, the advisor or their affiliates were acting on our behalf or performing services for us, (c) the liability or loss was not the result of negligence or misconduct by the directors (excluding independent directors), the advisor or their affiliates, and (d) the liability or loss was not the result of gross negligence or willful misconduct by the independent directors. In addition, any indemnification or any agreement to hold harmless is recoverable only out of our assets and not from the stockholders.

        We maintain a directors and officers liability insurance policy and have entered into indemnification agreements with each of our independent directors.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC and some states' securities commissions such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

        The validity of the shares offered by this prospectus has been passed upon for us by Clifford Chance US LLP, New York, New York.

EXPERTS

        The consolidated financial statements and the financial statement schedules incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Exchange Act and, in accordance therewith, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, at http://www.sec.gov.

        We have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information concerning us and the securities, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

        The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference herein is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us, our business and our finances.

Document	Period
Annual Report on Form 10-K (File No. 000-52891)	Year ended December 31, 2014
Current Report on Form 8-K (File No. 000-52891)	March 31, 2015
Definitive Proxy Statement on Schedule 14A (File No. 000-52891)	April 25, 2014
Description of our common stock contained in our Registration
Statement on Form 8-A (File No. 000-52891)	November 5, 2007

        All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the end of any offering of securities made under this prospectus will also be considered to be incorporated by reference.

        If you request, either orally or in writing, we will provide you with a copy of any or all documents that are incorporated by reference in this prospectus but not delivered with this prospectus. Such documents will be provided to you free of charge, but will not contain any exhibits, unless those exhibits are incorporated by reference into the document. Requests should be addressed to Corporate Property Associates 17 — Global Incorporated, 50 Rockefeller Plaza, New York, New York, 10020, Telephone: (212) 492-8920.

Annex A

DISTRIBUTION REINVESTMENT PLAN
AUTHORIZATION CARD

Corporate Property Associates 17 — Global Incorporated

        By my (our) signature(s) I (we) hereby authorize Corporate Property Associates 17 — Global Incorporated ("CPA®:17 — Global") to pay to DST Systems, Inc. for my (our) account all cash distributions due me (us) on shares of CPA®:17 — Global registered as set forth below.

        ☐ I (we) want to reinvest distributions on all shares registered in my (our) name(s).

        Please sign exactly as name(s) appear(s) hereon. If shares are held jointly, each stockholder must sign.

        I (we) hereby authorize DST Systems, Inc. as my (our) agent to apply all such distributions to the purchase of full or fractional shares of CPA®:17 — Global.

        I (we) understand that the purchase will be made subject to the terms and conditions of the CPA®:17 — Global Amended and Restated 2007 Distribution Reinvestment Plan, and that I (we) can terminate this authorization at any time by notifying DST Systems, Inc. in accordance with the terms of the Amended and Restated 2007 Distribution Reinvestment Plan.

        By signing below, I certify that the information contained herein is true and correct as of the date of this card and that I meet the suitability standards as stated in the prospectus dated April 30, 2012, as supplemented from time to time, for CPA®:17 — Global. I agree to notify CPA®:17 — Global if, at any time, I no longer meet the suitability standards as outlined in such prospectus and any supplements thereto.

        This authorization card, when signed, should be mailed to W. P. Carey Inc., which together with its affiliates serves as the advisor to CPA®:17 — Global, c/o DST Systems, Inc, P.O. Box 219145, Kansas City, MO 64121-9145 (Overnight Mail: 430 W. 7th Street, Suite 219145, Kansas City, MO 64105).

Account Registration

Tax Identification Number

Stockholder Signature

Stockholder Signature

Area Code — Telephone Number

Dated:

NOTE: THIS IS NOT A PROXY

- Annex A -